DAVIS & company

LEGAL ADVISORS *since* 1892

from the office of: Donna Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

April 17, 2003

file number: 50237-00001

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, DC 20549


03022184

SUPPL

Dear Sirs:

Re: GTECH International Resources Limited - Exemption No. 82-3779

We are solicitors for GTECH International Resources Limited (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS & COMPANY

Per:



Donna Ornstein,
Legal Assistant


PROCESSED
JUN 11 2003
THOMSON
FINANCIAL

DO/ea
Encls.

Exemption No. 82-3779

March 26, 2003

GTECH INTERNATIONAL RESOURCES LIMITED

Rule 12(g)3-2(b)(1)(i)

INDEX

1. **Material filed with the Yukon Registrar of Companies as required by the Business Corporations Act (Yukon) and regulations thereunder ("Yukon") and with the Registrar of Companies or regulators as required to maintain the Company's registration in the Province of British Columbia ("BC")**

(a) Incorporation Documents

(i)	Yukon	Not Applicable

(b) Extra-provincial Registration

(i)	BC	Not Applicable

(c) Annual Reports

(i)	Yukon	Not Applicable
(ii)	BC	Not Applicable

(d) Notices Filed with Registrar of Companies

(i)	Yukon	Not Applicable
(ii)	BC	Not Applicable

(e) Annual Audited Financial Statements

(i)	Yukon	Not Applicable
(ii)	BC	Not Applicable

(f) Quarterly Interim Financial Statements

(i)	Yukon	March 11, 2003
(ii)	BC	Not Applicable

(g) Special Resolution

(i)	Yukon	Not Applicable
(ii)	BC	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia, Alberta and the Yukon (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta) and the Securities Act (Yukon), the regulations thereunder, and National Policy No. 41 and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Annual Information Form	Not Applicable
(c)	Notice of Filing Annual Information Form	Not Applicable
(d)	Quarterly Interim Financial Statements	March 11, 2003
(e)	News Releases	March 17, 2003
(f)	BC Form 53-901F, Material Change Report	Not Applicable
(g)	Notice of Meeting Date and Record Date of AGM or Extraordinary General Meeting ("EGM")	Not Applicable
(h)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(i)	Report of Exempt Distribution	Not Applicable
(j)	Certificate under Subsection 2.7(2) or (3) of MI 45-102	Not Applicable
(k)	Prospectus	Not Applicable
(l)	Amendment to Prospectus	Not Applicable
(m)	Takeover Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(o)	Issuer Bid Circular	Not Applicable
(p)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

(q)	Initial Acquisition Report	Not Applicable
(r)	Subsequent Acquisition Reports	Not Applicable
(s)	Notice of Intention to Sell by a Control Person	Not Applicable

3. Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)

(a)	Exchange Filing Statement	Not Applicable
(b)	BC Form 53-901F, Material Change Report	Not Applicable
(c)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(d)	Quarterly Interim Financial Statements	March 11, 2003
(e)	News Releases	March 17, 2003
(f)	Annual Information Form	Not Applicable
(g)	Notice of Filing Annual Information Form under MI 45-102	Not Applicable
(h)	Prospectus	Not Applicable
(i)	Amendment to Prospectus	Not Applicable
(j)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable
(o)	Notice of Intention to Sell by a Control Person	Not Applicable
(p)	Notice of Dividends	Not Applicable

(q)	Notice of Proposed Private Placement – Exchange Forms 4C, Declaration of Certified Filing and 4B, Private Placement Summary Form	Not Applicable
(r)	Expedited Notice of Private Placement, – Exchange Forms 4F	Not Applicable
(s)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C, Transaction Summary Form	Not Applicable
(t)	Notice of Grant Stock Options – Exchange Forms 4K, Summary Form – Incentive Stock Options, and 4L, Declaration of Incentive Stock Options	Not Applicable

4. Materials distributed to security holders as required by the Business Corporations Act (Yukon) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Yukon) and regulations thereunder National Policy No. 41 and the rules and policies of the Exchange)

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Quarterly Interim Financial Statements	March 11, 2003
(c)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable
(f)	Issuer Bid Circular	Not Applicable
(g)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption No. 82-3779

Gtech International Resources Limited

Level 9, 185 Macquarie Street
Sydney NSW 2000
Australia
Tel 612 9233 5015
Fax 612 9232 5313
Email iandennis@gtg.com.au http://www.reflections.com.au/YKR

11 March 2003

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street
Vancouver BC
V7Y 1L2 Canada

Dear Sir,

Enclosed is a copy of the Quarterly Report for the period ended 31 January 2003 for Gtech International Resources Limited (Code GCH).

This report was mailed to shareholders on the Supplementary List on 11 March 2003.

Yours faithfully,

"Ian Dennis"

I A Dennis
President

cc: Alberta Securities Commission
Yukon Registrar of Securities

I:\ReidCo\Public\50237\Sedar-03\Conmail.doc

Exemption No. 82-3779

QUARTERLY AND YEAR END REPORT
B.C. FORM 51-901F

Incorporated as part of:

Schedule A	X
Schedules B & C	

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED	DATE OF REPORT (y/m/d)
Gtech International Resources Limited		January 31, 2003	2003/03/11
ISSUER'S ADDRESS			
LEVEL 9, 185 MACQUARIE STREET			
CITY PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
SYDNEY NSW AUSTRALIA	2000	011 612 9232 5313	011 612 9233 5015
CONTACT PERSON	CONTACT'S POSITION		CONTACT TELEPHONE NO.
IAN DENNIS	PRESIDENT		011 612 9233 5015
CONTACT EMAIL ADDRESS		WEB SITE ADDRES	
iandennis@gtg.com.au		www.reflections.com.au/ykr	

CERTIFICATE

The schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (y/m/d)
"Ian Dennis"	IAN DENNIS	2003/03/11
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (y/m/d)
"Fred Bart"	FRED BART	2003/03/11

(Note: Signatures are entered in typed form)

SCHEDULE A: FINANCIAL STATEMENTS

GTECH INTERNATIONAL RESOURCES LIMITED

FINANCIAL STATEMENTS

FOR THE NINE MONTH PERIOD ENDING
31 JANUARY 2003

(UNAUDITED - PREPARED BY MANAGEMENT)

GTECH INTERNATIONAL RESOURCES LIMITED
BALANCE SHEET AS AT 31 JANUARY 2003
(UNAUDITED - PREPARED BY MANAGEMENT)

	31 JANUARY 2003 $	30 APRIL 2002 $	31 JANUARY 2002 $
Assets			
Current assets			
Cash	110,061	115,990	123,504
Investment in securities	84,000	97,125	63,000
Sundry debtors	24	2,018	316
Total Current Assets	194,085	215,133	186,820
Total Assets	194,085	215,133	186,820
Current Liabilities			
Accounts payable and accrued liabilities	188	3,199	-
Net Assets	193,897	211,934	186,820
Shareholders Equity			
Authorised capital – Unlimited number of common shares without nominal or par value			
Issued capital – 3,709,667 shares	4,638,710	4,638,710	4,638,710
Deficit	(4,444,813)	(4,426,776)	(4,451,890)
Total Shareholder Equity	$193,897	211,934	186,820

Original approved by the Directors:
"Fred Bart" Fred Bart – Director

"Ian Dennis" Ian Dennis – Director

Please see notes accompanying these financial statements.

GTECH INTERNATIONAL RESOURCES LIMITED

STATEMENT OF INCOME (LOSS) AND DEFICIT FOR THE NINE MONTH PERIOD ENDED 31 JANUARY 2003 (UNAUDITED – PREPARED BY MANAGEMENT)

	9 Months ended 31 January 2003 $	9 Months ended 31 January 2002 $
Revenue		
Interest received	790	2,699
Proceeds from sale of tenements	-	53,000
Other income	165	-
	955	55,699
Expenses		
Audit and legal	8,672	13,943
Loss on sale of shares	3,250	-
Office, stock exchange fees and shareholder communications	7,070	8,953
Project generation	-	102,938
Total Expenses	18,992	125,834
Net loss for the period	(18,037)	(70,135)
Deficit at the beginning of the period	(4,426,776)	(4,381,755)
Deficit at the end of the period	(4,444,813)	(4,451,890)
Earnings (Loss) per share	$(0.005)	$(0.019)

Please see notes accompanying these financial statements.

GTECH INTERNATIONAL RESOURCES LIMITED

STATEMENT OF CASH FLOWS FOR THE NINE MONTH PERIOD ENDED 31 JANUARY 2003 (UNAUDITED - PREPARED BY MANAGEMENT)

	9 Months Ended 31 January 2003	9 Months Ended 31 January 2002
Cash provided by (used in)		
Operating activities		
Net loss	(18,037)	(70,135)
Items not affecting cash		
Loss on sale of shares	3,250	-
Proceeds from sale of tenements	-	(48,000)
Changes in non-cash working capital		
Sundry debtors	1,994	1,366
Accounts payable and accrued liabilities	(3,011)	(6,552)
	(15,804)	(128,321)
Investing activities		
Proceeds from sale of tenement	-	-
Proceeds from sale of shares	9,875	-
	9,875	-
Financing activities		
Proceeds from private placement	-	130,000
Net increase (decrease) in cash held	(5,929)	6,679
Cash, beginning of period	115,990	116,825
Cash, end of period	110,061	123,504

Please see notes accompanying these financial statements.

GTECH INTERNATIONAL RESOURCES LIMITED

STATEMENT OF INCOME (LOSS) AND DEFICIT FOR THE THREE MONTH PERIOD ENDED JANUARY 2003 (UNAUDITED – PREPARED BY MANAGEMENT)

	3 Months ended 31 January 2003 $	3 Months ended 31 January 2002 $
Revenue		
Interest received	278	181
Proceeds from sale of tenements	-	17,000
Other income	-	-
	278	17,181
Expenses		
Audit and legal	400	298
Office, stock exchange fees and shareholder communications	570	404
Project generation	-	-
Total Expenses	970	702
Net profit (loss) for the period	(692)	16,479
Deficit at the beginning of the period	(4,444,121)	(4,468,369)
Deficit at the end of the period	(4,444,813)	(4,451,890)
Earnings (Loss) per share	$(0.0002)	$(0.004)

Please see notes accompanying these financial statements.

GTECH INTERNATIONAL RESOURCES LIMITED

STATEMENT OF CASH FLOWS FOR THE THREE MONTH PERIOD ENDED 31 JANUARY 2003 (UNAUDITED - PREPARED BY MANAGEMENT)

	3 Months Ended 31 January 2003	3 Months Ended 31 January 2002
Cash provided by (used in)		
Operating activities		
Net profit (loss)	(692)	16,479
Items not affecting cash		
Loss on sale of shares	-	-
Proceeds from sale of tenements	-	(12,000)
Changes in non-cash working capital		
Sundry debtors	1,199	1,268
Accounts payable and accrued liabilities	(67)	(881)
	440	4,866
Investing activities		
Proceeds from sale of tenement	-	-
Proceeds from sale of shares	-	-
	-	-
Financing activities		
Proceeds from private placement	-	-
Net increase (decrease) in cash held	440	4,866
Cash, beginning of period	109,621	118,638
Cash, end of period	110,061	123,504

Please see notes accompanying these financial statements.

GTECH INTERNATIONAL RESOURCES LIMITED

Notes to the Financial Statements for the nine month period ended 31 January 2003

These notes should be read in conjunction with the Audited Financial Statements for the year ended 30 April 2002.

1. Share Capital

Authorized

Unlimited number of common shares without nominal or par value.

Issued and outstanding

	Number of shares	Amount
Balance, April 30, 2002	3,709,667	$4,638,710
Balance, January 31, 2003	3,709,667	$4,638,710

Summary of options and warrants outstanding:

Type	Number Outstanding	Exercise Price $	Expiry Date
Options			
	158,500	0.20	February 3, 2005
	130,000	0.38	May 22, 2006
	288,500		
Warrants	1,300,000	0.14	May 15, 2003

2. Related Party Transactions

There were no related party transactions during the period.

3. Segmented Information

As at 31 January 2003 all the assets of the Company amounting to $194,085 were in Canada. The revenue earned by the Company during the nine-month period ended 31 January 2003 was interest received of $790 and other income of $165, all of which was earned in Canada.

Exemption No. 82-3779

QUARTERLY AND YEAR END REPORT
B.C. FORM 51-901F

Incorporated as part of:

Schedule A
Schedules B & C X

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT (y/m/d)
Gtech International Resources Limited	January 31, 2003	2003/03/11

ISSUER'S ADDRESS

LEVEL 9, 185 MACQUARIE STREET

CITY PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
SYDNEY NSW AUSTRALIA	2000	011 612 9232 5313	011 612 9233 5015

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
IAN DENNIS	PRESIDENT	011 612 9233 5015

CONTACT EMAIL ADDRESS	WEB SITE ADDRES
iandennis@gtg.com.au	www.reflections.com.au/ykr

CERTIFICATE

The schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (y/m/d)
"Ian Dennis"	IAN DENNIS	2003/03/11
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (y/m/d)
"Fred Bart"	FRED BART	2003/03/11

(Note: Signatures are entered in typed form)

Gtech International Resources Limited

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of Expenses and Deferred Costs

   For general and administrative expenses incurred during the period, please see the Statement of Income and deficit for the three month period ended 31 January 2002 in Schedule A.

   An amount of $Nil was paid to Genetic Technologies Limited during the nine-month period (2002 – $102,938) to review potential projects for the Company.

2. Related Party Transactions:

   There were no related party transactions during the period.

3. Summary of Securities issued and options granted during the period:

   (a) There were no securities issued during the period.

4. Summary of securities as at January 31, 2003:

   (a) Authorized share capital: unlimited number of common shares without par value.

   (b) Shares issued and outstanding: 3,709,667 common shares; Recorded value: $4,638,710.

   (c) Summary of options, warrants and convertible securities outstanding:

Type	Number Outstanding	Exercise Price $	Expiry Date
Options			
	158,500	0.20	February 3, 2005
	130,000	0.38	May 22, 2006
	288,500		
Warrants	1,300,000	0.14	May 15, 2003

5. Number of common shares held in escrow: Nil

   Number of common shares subject to pooling: Nil

6. Directors: Dr Mervyn Jacobson
Fred Bart
Ian Dennis
Jim McFaull

Officers: Chairman – Dr Mervyn Jacobson
President and Secretary – Ian Dennis

Gtech International Resources Limited

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

DESCRIPTION OF BUSINESS

The Company has previously announced that it had decided to focus the activities of the Company on seeking to find a new biotechnology opportunity to inject into the Company.

The Directors anticipate that once they have identified a suitable biotechnology project that they will call a Special Meeting of Shareholders to consider and vote on the change of business direction. It is likely that once a suitable biotechnology project identified and approved by shareholders that further placements will be made to raise additional funds for the project.

The Company still has a 1.5% net smelter royalty on the Aurex Property which Expatriate Resources Limited may purchase at any time for C$1m.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS

The Company reported a net loss for the three-month period ended January 31, 2003 of $692 compared to a net profit of $16,479 for the three-month period ended January 31, 2002. Total expenses for the three-month period ended January 31, 2003 were $970 compared to the three-month period ended January 31, 2002 of $702. There were costs of Nil in the three-month period ended 31 January 2003 compared to $Nil incurred in the three-month period ended January 31, 2002 in relation to seeking out biotechnology opportunities for the Company as stated in the Description of Business section in this report.

Revenue for the three-month period ended January 31, 2003 consisted of interest received of $278 compared to the three-month period January 31, 2002 of $181. In the three-month period ended January 31, 2003 the company received Nil from the proceeds of sale of tenements compared to $17,000 in the three-month period ended 31 January 2002.

SUBSEQUENT EVENTS

There are no significant subsequent events.

FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

There were no financings during the three-month period ended 31 January 2003.

On 4 June 2001, the Company announced that it would be using the funds from the private placement to pursue new business opportunities in the field of biotechnology with the assistance of the parent company, Genetic Technologies Limited.

During the three-month period the Company incurred expenses amounting to C$Nil (Quarter ended January 31, 2002 - $Nil) in relation to pursuing biotechnology business opportunities. None of the projects investigated to date have been suitable for the Company.

A table setting out the funds raised for biotechnology opportunities and the application of funds for that purpose is set out below.

	Three-month Period ended 31 January 2003	Three - month period ended 31 January 2002
Balance of proceeds from May 2001 private placement	27,062	107,880
Amount applied towards seeking biotechnology opportunities during the period	-	80,818
Amount available to be applied towards biotechnology opportunities during future period	27,062	27,062
Anticipated amount to be spent during the quarter ended 30 April 2003 on seeking biotechnology opportunities	27,062	27,062

LIQUIDITY AND SOLVENCY

As at January 31, 2003, the Company had cash on hand of $110,061, which is sufficient to meet the ongoing obligations as they become due. These funds will be applied towards the investigation of biotechnology opportunities and general working capital. The Company also has shares in listed Canadian public companies with a market value at January 31, 2003 of C$96,000.

The parent company, Genetic Technologies Limited has indicated its willingness to subscribe for additional shares in the capital of Gtech International Resources Limited or exercise its warrant should the need for additional capital be required.

INVESTOR RELATIONS

No external investor relations activities were carried out during the quarter.

The company maintains a web site at http://www.reflections.com.au/YKR, which gives shareholders the opportunity to review quarterly reports, news releases, corporate profiles, project details and other information.

Exemption No. 82-3779

GTECH INTERNATIONAL RESOURCES LIMITED
c/o Genetic Technologies Limited
Level 9, 185 Macquarie Street
Sydney, NSW 2000 Australia
Telephone: (612) 9233 5015
Fax: (612) 9232 5313
Email iandennis@gtg.com.au http://www.gtechinternational.com

PRESS RELEASE

March 17, 2003

Syndey, Australia... March 17 2003... Mr. Ian Dennis, President of **Gtech International Resources Limited (GCH-TSX-V)** reports on the activities of the Company for the quarter ended January 31, 2003.

Corporate Activities

The Directors continue to investigate a number of opportunities in the biotechnology field for possible acquisition by the Company. Once the directors of the Company have identified a suitable biotechnology project for the Company, they anticipate calling a special meeting of the shareholders to vote on the change of business for the Company.

Exploration Projects

The Company's Revenue Creek property in the Yukon was sold to ATAC Resources Limited in the last financial year. The Company retains a 2% NSR from which ATAC Resources Limited can purchase 1% for $300,000 and another 0.5% for $300,000 which would leave the Company with a balance of 0.05% NSR.

The Company still retains a 1.5% NSR on the Aurex Property in the Yukon which has been acquired pursuant to an option agreement by Expatriate Resources Limited. Expatriate Resources Limited may purchase this NSR at any time for $1,000,000. The Aurex property is now controlled by StrataGold Corporation and the royalty interest has been assigned from Expatriate Resources Limited to StrataGold Corporation.

Financial Conditions

Revenue for the quarter ended January 31, 2003 consisted of interest received of $278 (2002 - $181) and option receipts with a value of Nil (2002 - $17,000).

The Company reported a net loss for the quarter ended January 31, 2003 of $692 or $0.0002 per share compared with a profit of $16,479 in the prior year, or $0.04 per share. Total expenses for the fiscal year ended January 31, 2003 were $970 (2002 - $702).

The Directors continue to investigate a number of opportunities in the biotechnology field for possible acquisition by the Company. None of the projects investigated to date have been suitable for acquisition by the Company. Of the $130,000 raised under the May 2001 private placement, $27,062 remains to be incurred on seeking biotechnology opportunities.

Liquidity and Solvency

As at January 31, 2003, the Company had cash on hand of $110,061 (2002 - $123,504), which is sufficient to meet the Company's ongoing corporate and administrative obligations as they become due and includes $27,062 remaining from the private placement to be applied towards the continuing investigation of biotechnology opportunities. The Company also holds shares in listed Canadian public companies with a market value at January 31, 2003 of $96,000. The major shareholder, Genetic Technologies Limited (ASX – GTG) has indicated its willingness to subscribe for additional shares in the capital of the Company or to exercise its warrants should the need for additional capital be required.

The Company maintains a web site at www.getechinternational.com, which gives shareholders the opportunity to review quarterly reports, news releases, corporate profiles, project details and other information.

GTECH INTERNATIONAL RESOURCES LIMITED

Per: *"Ian A. Dennis"*
Ian A. Dennis,
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

DAVIS LEGAL ADVISORS *since* 1892
& company

from the office of: Donna Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

April 23, 2003

file number: 50277-00001

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N. W.
Washington, DC 20549

Dear Sirs:

Re: GGL Diamond Corp. – Exemption 82-1209

We are solicitors for GGL Diamond Corp. which was issued an exemption pursuant to Rule 12(g)3-2(b) under the Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS & COMPANY

Per: 
Donna Ornstein,
Legal Assistant

DO/tc
Encls.

Exemption No. 82-1209

April 22, 2003

GGL DIAMOND CORP.
(the "Company")

Rule 12(g)3-2(b)(1)(i)

INDEX

1. **Material filed with the British Columbia ("BC") Registrar of Companies as required by the *Company Act* (British Columbia and regulations thereunder) and with the Registrars of Companies or regulators as required to maintain the Company's registration in the Northwest Territories/Nunavut Territory ("NWT")**

(a) Incorporation Documents

(i)	BC	Not Applicable

(b) Extra-provincial Registration

(i)	NWT	Not Applicable

(c) Annual Reports

(i)	BC (Form 16)	Not Applicable
(ii)	NWT (Form 27)	Not Applicable

(d) Notices Filed with Registrar of Companies

(i)	BC	Not Applicable
(ii)	NWT	Not Applicable

(e) Special Resolution

(i)	BC	Not Applicable

2. **Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations thereunder, under National Policy No. 41 and under Multilateral Instrument 45-102**

(a) Annual Report (including annual audited financial statements and auditor's report thereon) — April 5, 2003

(b)	Annual Information Form	April 17, 2003
(c)	Notice of Filing Annual Information Form	April 17, 2003
(d)	Quarterly Interim Financial Statements	Not Applicable
(e)	News Releases	February 14, 2003 March 12, 2003 March 18, 2003 April 1, 2003 April 16, 2003
(f)	BC Form 53-901F, Material Change Report	February 17, 2003
(g)	Notice of Meeting Date and Record Date of AGM or Extraordinary General Meeting ("EGM")	March 6, 2003
(h)	Notice of AGM or EGM, Proxy and Information Circular	April 5, 2003
(i)	Report of Exempt Distribution	March 11, 2003
(j)	Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102, Resale of Securities	March 11, 2003
(k)	Prospectus	Not Applicable
(l)	Amendment to Prospectus	Not Applicable
(m)	Takeover Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(o)	Issuer Bid Circular	Not Applicable
(p)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(q)	Initial Acquisition Report	Not Applicable
(r)	Subsequent Acquisition Reports	Not Applicable
(s)	Notice of Intention to Sell by a Control Person	Not Applicable
(t)	Notice of Change of Auditor pursuant to	Not Applicable

National Policy 31

3. Materials filed with the TSX Venture Exchange ("the Exchange") (as required by its rules and policies)

(a)	Exchange Filing Statement	Not Applicable
(b)	BC Form 53-901F, Material Change Report	February 17, 2003
(c)	Annual Report (including annual audited financial statements and auditor's report thereon)	April 5, 2003
(d)	Quarterly Interim Financial Statements	Not Applicable
(e)	News Releases	February 14, 2003 March 12, 2003 March 18, 2003 April 1, 2003 April 16, 2003
(f)	Annual Information Form	April 17, 2003
(g)	Notice of Filing Annual Information Form	April 17, 2003
(h)	Exchange Offering Prospectus or Short Form Offering	Not Applicable
(i)	Amendment to Exchange Offering Prospectus or Short Form Offering	Not Applicable
(j)	Notice of AGM or EGM, Proxy and Information Circular	April 5, 2003
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable
(o)	Notice of Intention to Sell by a Control Person	Not Applicable
(p)	Notice of Dividends	Not Applicable

(q)	Notice of Proposed Private Placement – Exchange Forms 4C, Declaration of Certified Filing and 4B, Private Placement Summary Form	Not Applicable
(r)	Notice of Expedited Private Placement Form 4B, Private – Exchange Form 4F, Expedited Private Placement Notice Placement Form (which replaces Form 4F)	February 12, 2003
(s)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C, Transaction Summary Form	Not Applicable
(t)	Notice of Grant Stock Options – Exchange Form 4G, Summary Form – Incentive Stock Options	February 27, 2003

4. Materials distributed to security holders (as required by the Company Act (British Columbia) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta) and regulations thereunder National Policy No. 41 and the rules and policies of the Exchange)

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	April 5, 2003
(b)	Interim Financial Statements (including interim financial statements) for the three-, six- and nine-month periods following each fiscal year-end	Not Applicable
(c)	Prospectus	Not Applicable
(d)	Amendment to Prospectus	Not Applicable
(e)	Issuer Bid Circular	Not Applicable
(f)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption No. 82-1209

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, BC V6B 1N2
Phone: (604) 688-0546
Facsimile: (604) 688-0378

Notice of Filing of Annual Information Form

GGL Diamond Corp. (the "Company") hereby gives notice under subsection 3.1(2) of Multilateral Instrument 45-102, Resale of Securities, that it filed an Annual Information Form under Sedar Project # 00530073 on April 17, 2003 consisting of its Annual Information Form dated April 17, 2003.

DATED this 17th day of April, 2003.

GGL Diamond Corp.

Per: *"Raymond A. Hrkac"*
President

Exemption No. 82-1209

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, BC Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

February 14, 2003

PRESS RELEASE

Raymond A. Hrkac, President of **GGL Diamond Corp. (GGL.TSX Venture)** is pleased to advise that on February 6, 2003, John S. Auston was appointed Chairman of the Board and R. Timothé Huot was appointed as an additional director of the Company. Mr. Auston is a geologist and has been a director of the Company since March, 2001. The Company has benefited from his many years of experience in the mining industry including his prior positions as President and CEO of Ashton Mining of Canada Inc. and Granges Inc. R. Timothé Huot is a solicitor and is the representative of Soroof International on the Board of Directors.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President

For more information, please check our web site at www.ggldiamond.com If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604)684-3376.

50277\Gencorp03\prFeb.doc

Exemption No. 82-1209



GGL Diamond Corp.

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel: (604) 688-0546
Fax: (604) 688-0378

March 12, 2003

SYMBOL: GGL.TSX Venture

GGL crews begin mobilizing for ground geophysical surveys; Spring drill program may be possible on ZIP claims

Raymond A. Hrkac, President of GGL Diamond Corp. (GGL.TSX Venture), reports that GGL's Yellowknife team is preparing to undertake ground geophysical surveys this week on three potential drill targets on the 100% GGL-owned ZIP claims, part of the Winter Lake North property, which lies approximately 75 km west of the Ekati Mine in the Northwest Territories.

The geophysical survey work is being undertaken in an area identified by 2002 mineral sampling, which indicated that the potential kimberlite source of the indicator minerals on the claim is diamondiferous.

If the geophysical survey work confirms the potential and if weather and other circumstances permit, it may be possible to undertake a drill program on these targets in mid- to late-April.

A total of 23 samples taken from the Zip claims in 2002 were analyzed by the Mineralogical Laboratory of KM Diamond Exploration Ltd. Dr. Felix V. Kaminsky, P. Geo. is the Company's "Qualified Person." These 23 samples yielded excellent results, with kimberlitic pyrope garnets per sample ranging from a low of seven to a high of 251 pyrope garnets. Analysis has confirmed that kimberlitic chrome-diopside and olivine grains occur with the pyropes. The pyrope composition graph of G-10/G-9 garnets indicates the kimberlite source related to these minerals is most likely to be diamondiferous. The cut-off of this linear train was incorporated into GGL's data set, having been identified by sampling done by others prior to GGL's acquisition of the property.

In an effort to prioritize additional work and identify potential drill targets for 2003, GGL's crews may also undertake additional ground surveys on other claims, including Seahorse and Starfish areas, weather permitting.

Year 2000 – 2001 and 2002 sampling – the basis for 2003 exploration

Results from extensive sampling and survey work over the past three years will form the basis for GGL's 2003 exploration program and will assist in the selection of potential drill targets. In total in 2002, 874 heavy mineral samples and 971 soil samples were collected on GGL's claims in the Slave Craton of the Northwest Territories, Canada. Indicator mineral sampling was completed on the Seahorse (161 samples) and Starfish (261 samples) [results due March/April], Mackay (49 samples), Winter Lake North (128 samples), and on Winter Lake South (89 samples) and the G Claims (152 samples) [results due April/May]. Several ground geophysical surveys, geophysical anomaly ground checks, and surficial mapping were also completed over portions of the claims.

GGL DIAMOND CORP.

"Raymond A. Hrkac"
Raymond A. Hrkac, President

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo at (604) 684-3376.

Exemption No. 82-1209



GGL Diamond Corp.

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel: (604) 688-0546
Fax: (604) 688-0378

March 18, 2003

SYMBOL: GGL.TSX Venture

Legal Proceedings: Doyle Lake LA 26-30, Easy 1-3 claims, Section 84 Judicial Review – Tribunal decision expected in April

VANCOUVER, BC – The Federal Tribunal appointed by the Minister of Indian Affairs and Northern Development informed GGL Diamond Corp. officially this week that it will render its decision on the outstanding Doyle Lake property dispute "sometime in April".

The Company had been informed earlier this year that the decision could be expected by the end of March. Notwithstanding the short delay, the Company is pleased that the resolution of this lengthy dispute is so near.

The legal process regarding the disputed property in the Doyle Lake area in the Northwest Territories dates back to 1996. (For more specific information regarding this long-standing dispute, please refer to the news release of Nov. 6, 2002, or to the third quarter report (www.ggldiamond.com).)

The three-person Tribunal received both the Applicants' brief (Nov. 30, 2002) and GGL's reply (Dec. 20, 2002). The Applicants in the case requested and were granted the opportunity to provide a final written response, which was submitted to the Tribunal in early February 2003. An oral hearing before the Tribunal took place February 24, 2003.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604)684-3376.

Exemption No. 82-120

GGL Diamond Corp.

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel: (604) 688-0546
Fax: (604) 688-0378

April 1, 2003

SYMBOL: GGL.TSX Venture

GGL Bone Claim set for drilling this week under joint GGL-De Beers agreement

VANCOUVER, British Columbia, Canada – GGL Diamond Corp. (TSX Venture – GGL) has signed a joint venture proposal with De Beers Canada Exploration Inc. (DBX) for a limited exploration program on GGL's 1,549.4-acre Bone Claim in the Northwest Territories.

Under the terms of the proposal, DBX has the right to drill test a geophysical anomaly on the claim and to acquire an undivided ownership in the property. If DBX elects to continue exploration, it could acquire a 60% participating interest upon completion of a feasibility study. The drill test is expected to take place this week.

The Bone claim, recorded by GGL in June 2002, is located on the south shore of Lac de Gras, approximately 30 km southwest of the Ekati Diamond Mine. The property is 100% owned by GGL.

GGL staked the property on the basis of the geophysical anomaly, which had been identified by another company in previous exploration efforts and subsequently added to and analyzed as part of GGL's proprietary data set. Although the characteristics of this anomaly compare favorably to known kimberlite pipes, there is no certainty that the anomaly reflects a kimberlite pipe.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.

Exemption No. 82-1209



GGL Diamond Corp.

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel: (604) 688-0546
Fax: (604) 688-0378

April 16, 2003

SYMBOL: GGL.TSX Venture

GGL Diamond Corp. Prepares to Drill on its 100% owned Seahorse Property

VANCOUVER, British Columbia, Canada – GGL Diamond Corp. (TSX Venture – GGL) announces that during the recent program of ground geophysical surveys conducted by and on behalf of the Company, an anomaly was confirmed on the Seahorse Property in Horseshoe Lake. The Diavik Diamond Mine is 50km easterly from Horseshoe Lake. The area had been selected for ground geophysics on the basis of EM response from an airborne survey conducted for the Company by Fugro Airborne Surveys.

Aurora Geosciences Ltd. conducted a gravity and horizontal loop electromagnetic survey and recorded a large, roughly circular, gravity low entirely under Horseshoe Lake that is approximately 650m x 650m with a strength of 335uGal., a moderate gravity target. A weak conductor was recorded which roughly correlates with the southern portion of the gravity anomaly.

The Company engaged R. Sheldrake, a geophysicist, to examine and model the gravity data. He concluded that the causative body may be up to or greater than three hectares in size, and although a deep hole filled with lake sediment cannot be ruled out, it would not be unreasonable for the gravity response to reflect a kimberlite pipe.

Today the Company was informed that a drill is in the area and available now. This represents a significant cost saving to the Company and we are proceeding to drill the gravity anomaly as soon as possible.

It should be noted that as a test, a gravity survey was completed over one of the three kimberlites drilled at the Seahorse Property last year and a 220uGal oblong gravity low was recorded over this land based kimberlite.

De Beers has notified the Company of the results of drilling the Bone Claim magnetic anomaly

Kimberlite was not encountered in the drill hole, drilled to 106 metres at minus 45 degrees. The bedrock encountered was competent fine-grained metasediments. The material from 4m to 74m consisted of metasediment with increasing quartz veining at depth and associated pyrrhotite sulphides mineralization. At 74m depth a 0.30m brecciated zone of quartz vein material and semi-massive pyrrhotite was encountered that was moderate to strongly magnetic. Beyond this narrow zone to the end of the hole at a depth of 106m the material continued to be metasediments without quartz veining or sulphide mineralization. The cause of the anomaly has been explained by these results.

GGL Diamond Corp. will assay the mineralized portion of the core for possible precious metal content.

GGL DIAMOND CORP.

"Raymond A.Hrkac"

Raymond A. Hrkac
President

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Exemption No. 82-1209

BC FORM 53-901F
(formerly Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Note: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Note: IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING."

Item 1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

GGL DIAMOND CORP.
904-675 West Hastings Street
Vancouver, B.C. V6B 1N2

Item 2. Date of Material Change

State the date of the material change:

February 6, 2003

Item 3. Press Release

State the date and place(s) of issuance of the press release issued under section 85(1) of the Act:

February 14, 2003, Vancouver, British Columbia, Canada

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change:

Appointment of Chairman and a new director.

Item 5. **Full Description of Material Change**

Supplement the summary required under Item 4 with the disclosure that should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts that may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation:

On February 6, 2003, John S. Auston, currently a director of the Company, was appointed Chairman of the Board and R. Timothé Huot was appointed as an additional director of the Company.

Item 6. **Reliance on Section 85(2) of the Act**

If the report is being filed on a confidential basis in reliance on section 85(2) of the Act, state the reasons for that reliance.

Instruction:

For continuing obligations regarding reports filed under this subsection, refer to section 85(3) of the Act and Part 3.4 of the SEDAR Filer Manual.

N/A

Item 7. **Omitted Information**

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85(3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provide the reasons for any omission in sufficient detail to permit the Commission to exercise its discretion under section 169(4) of the Act.

The reasons for the omission may be contained in a separate letter filed in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting."

N/A

Item 8. **Senior Officers**

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer:

Raymond A. Hrkac, President at (604) 688-0546

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C., the 17th day of February, 2003.

"Raymond A. Hrkac"
(signature)

Raymond A. Hrkac
(name of senior officer - please print)

Exemption No. 82-12[illegible]

GGL DIAMOND CORP.
904 – 675 West Hastings Street
Vancouver, British Columbia
V6B 1N2
Tel: (604) 688-0546
Fax: (604) 688-0378

March 6, 2003

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs Mobilieres du Quebec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Commission
Government of Yukon
Government of the Northwest Territories
Government of Nunvaut
TSX Venture Exchange

Dear Sirs:

Re: Notice of Meeting and Record Date Under National Instrument 54-101

In accordance with subsection 2.2(2) of National Instrument 54-101, we advise you of the following in connection with an Annual General Meeting of the Members for GGL Diamond Corp.:

1.	Meeting Type	: Annual General
2.	Class of Securities Entitled to Receive Notice	: Common
3.	Class of Securities Entitiled to Vote	: Common
4.	CUSIP Number	: 373849 10 8
5.	Record Date for Notice	: April 15, 2003
6.	Record Date for Voting	: April 15, 2003
7.	Beneficial Ownership Determination Date	: April 15, 2003
8.	Meeting Date	: May 23, 2003
9.	Meeting Location	: Vancouver, BC
10.	Business	: Routine

Yours truly,

GGL DIAMOND CORP.

"Raymond A. Hrkac"

President

Exemption No. 82-1209

GGL DIAMOND CORP.

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the 2003 Annual General Meeting of Members (the "Meeting") of GGL DIAMOND CORP. ("Company") will be held at the Gazebo II Room, Pan Pacific Hotel, 999 Canada Place, Vancouver, British Columbia, on Friday, the 23rd day of May, 2003, at the hour of 10:30 a.m. (Vancouver time), for the following purposes:

1. To receive and consider the annual Directors' Report to the Members;
2. To receive and consider the consolidated financial statements of the Company for the financial year ended November 30, 2002, together with the report of the auditors thereon;
3. To appoint auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration;
4. To determine the number of Directors of the Company at seven;
5. To elect Directors of the Company for the ensuing year; and
6. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting are the Management Information Circular, form of Proxy, Supplemental Mailing List Return Card and the Annual Report of the Company containing the Directors' Report to the Members and the consolidated financial statements of the Company for the fiscal year ended November 30, 2002, including the auditors' report thereon.

Members who are unable to attend the Meeting in person are requested to read the notes on the reverse of the form of Proxy enclosed and then to complete, date, sign and return the form of Proxy in accordance with the instructions set out in the Proxy and in the Management Information Circular accompanying this Notice.

DATED at Vancouver, British Columbia, this 5th day of April, 2003.

BY ORDER OF THE BOARD

"Raymond A. Hrkac"

Raymond A. Hrkac,
President

Exemption No. 82-1209

GGL DIAMOND CORP.

Suite 904, 675 West Hastings Street
Vancouver, British Columbia
V6B 1N2
Telephone: (604) 688-0546
Facsimile: (604) 688-0378

MANAGEMENT INFORMATION CIRCULAR

as at April 5, 2003

SOLICITATION OF PROXIES

This Management Information Circular is being furnished in connection with the solicitation of proxies by the management of GGL Diamond Corp. (the "Company") for use at the Annual General Meeting of the Members of the Company to be held on Friday, May 23, 2003 (the "Meeting") and any adjournment thereof at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may also be solicited personally by the directors and regular employees of the Company. All costs of solicitation will be born by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

A member entitled to vote at the Meeting may, by means of a properly executed and deposited proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be members of the Company to attend and act at the Meeting for the member and on the member's behalf.

The individuals named in the accompanying form of proxy are the President and Chief Executive Officer and a Director of the Company. **A MEMBER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES OR BY COMPLETING ANOTHER PROPER FORM OF PROXY.** A proxy will not be valid unless the completed, dated and signed form of proxy is submitted to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 or by fax at 1-866-249-7775, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or is delivered to the Non-Executive Chairman of the Meeting prior to the commencement of the Meeting or an adjourned meeting.

A member who has given a proxy may revoke it by an instrument in writing duly executed by the member or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Non-Executive Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

Unless a poll is called for or required by law, voting at the Meeting will be by a show of hands. Shares represented by a properly executed and deposited proxy will be voted on any poll and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the shares will be voted (or withheld from voting, as the case may be) in accordance with the specification so made.

IF A CHOICE WITH RESPECT TO ANY MATTER IS NOT CLEARLY SPECIFIED, THE PERSONS DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY FOR EACH MATTER.

The enclosed form of proxy when properly executed and deposited and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the accompanying Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated by management in the form of Proxy to vote in accordance with their best judgment on such matters or business. At the date of this Management Information Circular, management knows of no such amendment, variation or other matter which may be presented to the Meeting.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

Only registered holders of Common shares of the Company or the persons they validly appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common shares beneficially owned by a person (a "Non-Registered Holder") are registered either (i) in the name of an intermediary (an "Intermediary") (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans) that the Non-Registered Holder deals with in respect of the shares, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of the Canadian Securities Administrators, the Company will have distributed copies of the Notice of Meeting, this Management Information Circular, and the enclosed form of Proxy (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders of Common shares.

Intermediaries are required to forward the meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived their right to receive them. Intermediaries often use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

(a) be given a form of Proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder, but which is otherwise uncompleted. This form of Proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a Proxy should properly complete the form of Proxy and submit it to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 or by fax at 1-866-249-7775, with respect to the Common shares beneficially owned by such Non-Registered Holder, in accordance with the instructions elsewhere in this Management Information Circular; or

(b) more typically, be given a form of Proxy which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute authority and instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the Non-Registered Holder will be given a page of instructions which contains a removable label containing a bar-code or other information. In order for the form of Proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of Proxy, properly complete and sign the form of Proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit the Non-Registered Holder to direct the voting of the shares he or she beneficially owns.

Should a Non-Registered Holder who receives either form of Proxy wish to vote at the Meeting in person, the Non-Registered Holder should strike out the persons named in the Proxy and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorization form is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at April 5, 2003, the Company has issued and outstanding 58,386,343 fully paid and non-assessable Common shares, each Common share carrying the right to one vote. **The Company has no other classes of voting securities.**

Any Member of record at the close of business on April 15, 2003 who either personally attends the Meeting or who has submitted a properly executed and deposited form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have his shares voted at the Meeting.

To the knowledge of the directors and senior officers of the Company, as at April 5, 2003, the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding Common shares of the Company are:

Name	No. of Shares	Percentage
CDS & Co. (1)	39,816,488	68.19%
SOROOF INTERNATIONAL	7,700,000(2)	13.19%

Note:

(1) Clearing Agency. The Company has no knowledge of the beneficial ownership of these shares.
(2) Does not include 1,200,000 unissued Common shares reserved for issuance upon exercise of a warrant held by Soroof International.

ELECTION OF DIRECTORS

The Board of Directors presently consists of seven directors and it is intended to determine the number of directors at seven and elect seven directors for the ensuing year.

The term of office of each of the present seven directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the *Company Act* of British Columbia.

Pursuant to Section 187 of the *Company Act* of British Columbia, the Company is required to have an Audit Committee. As at the date hereof, the members of the Audit Committee are William Wolodarsky, Nick DeMare and J. Haig deB. Farris. The Company has also appointed a Compensation Committee which as at the date hereof consists of J. Haig deB. Farris, William Meyer and William Wolodarsky. The Company does not have an Executive Committee of its Board of Directors.

The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of Common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Position and Country of Residence[(1)]	Principal Occupation or Employment[(1)]	Period as a Director of the Company	No. of Shares[(2)]
RAYMOND A. HRKAC *Director & President &Chief Executive Officer* *Resident of Canada*	Geologist; President and Chief Executive Officer of the Company	June 17, 1981 to date	1,031,736
WILLIAM WOLODARSKY *Director* *Resident of Canada*	Geologist; President, Mistaya Explorations Ltd.	June 17, 1985 to date	1,093,050
NICK DEMARE *Director & Secretary* *Resident of Canada*	Chartered Accountant; President, Chase Management Ltd.	May 4, 1989 to date	312,125
J. HAIG DEB. FARRIS *Director* *Resident of Canada*	President, Fractal Capital Corp.	January 25, 1993 to date	1,733,012
WILLIAM MEYER *Director* *Resident of Canada*	Geologist; Chairman, Minco Mining & Metals Corporation	May 26, 1994 to date	203,000
JOHN S. AUSTON *Director and Non-Executive Chairman* *Resident of Canada*	Geologist; Self-Employed (Retired)	March 1, 2001 to date	91,666
R. TIMOTHE HUOT[(3)] *Director* *Resident of Canada*	Lawyer; Partner, McCarthy Tetrault LLP, over five years	February 6, 2003 to date	20,000

Notes:

(1) The information as to country of residence, principal occupation, and shares beneficially owned is not within the knowledge of the management of the Company and has been furnished by the respective nominees. The principal occupation or employment of R. Timothe Huot is for the past five years.

(2) None of the directors and their associates or affiliates beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares.

(3) R. Timothe Huot has been named as a nominee of management for election as a director pursuant to the terms of a Voting Agreement dated January 23, 2003 between the Company and Soroof International ("Soroof"). Under the Voting Agreement, the Company agreed to appoint a nominee of Soroof to the Board of Directors following the closing of a private placement by Soroof (see "Interest of Insiders and Material Transactions"), and, thereafter, for a term of three years (subject to Soroof owning at least 7,000,000 shares of the Company), the Company has agreed to nominate and support the election of Soroof's nominee to the Board of Directors at any general meeting of the members of the Company where directors are to be elected and Soroof has agreed to support management's slate for the election of directors of the Company at any general meeting of the members.

EXECUTIVE COMPENSATION

SUMMARY OF COMPENSATION

The following table sets forth all compensation paid by the Company and its subsidiaries in respect of the individual who was, at November 30, 2002, the President and Chief Executive Officer of the Company. The Company had no other executive officers during the financial year ended November 30, 2002.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)[1]	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	All Other Compensation ($)
RAYMOND HRKAC	2002	53,600[1]	N/A	N/A	100,000[2]	N/A	N/A	N/A
President and	2001	72,550[3]	N/A	N/A	300,000[4]	N/A	N/A	N/A
Chief Executive Officer	2000	78,500[5]	N/A	N/A	200,000[6]	N/A	N/A	N/A

Notes:

(1) This minimum amount was billed to the Company during the financial year ended November 30, 2002. Of this amount, $48,000 remains unpaid and is included in the Company's accounts payable as at November 30, 2002. See "Termination of Employment, Change in Responsibilities and Employment Contracts" section.

(2) This stock option was granted on July 18, 2002. See "Grant of Stock Options" below.

(3) This minimum amount was billed to the Company during the financial year ended November 30, 2001. Of this amount, $16,000 remains unpaid and is included in the Company's accounts payable as at November 30, 2002. See "Termination of Employment, Change in Responsibilities and Employment Contracts" section.

(4) This stock option was granted on March 1, 2001.

(5) Paid by the Company to Raymond A. Hrkac pursuant to an agreement dated March 17, 1998 which terminated on February 29, 2000, and, by an arrangement not reduced to writing, for the period from March to December, 2000.

(6) This stock option was granted on June 29, 2000.

GRANT OF STOCK OPTIONS

The following table sets forth particulars of stock options granted by the Company to the President and Chief Executive Officer during the financial year ended November 30, 2002

Option/SAR Grants During the Financial Year Ended November 30, 2002

Name	Securities Under Options Granted (#)	% of Total Options Granted to employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
RAYMOND A. HRKAC President and Chief Executive Officer	100,000[1]	27.7%	$0.20	$0.14[2]	July 18, 2007

Notes:

(1) This stock option was granted on July 18, 2002 under the Company's Stock Option Plan.

(2) The closing price of the Company's Common shares on the TSX Venture Exchange on July 18, 2002, being the date of grant of the stock option.

The foregoing stock option was granted pursuant to the Company's Stock Option Plan (the "Plan"). The Plan was approved by the members of the Company at the annual and extraordinary meeting held on May 25, 2001. The option was granted by the Board of Directors based upon the recommendations of the Company's Compensation Committee. The maximum number of shares which could be issued pursuant to the Plan was 20% of the issued capital of the Company at the time of the establishment of the Plan. The stock option was granted under the policies of the TSX Venture Exchange Inc. and at that time the exercise price of the stock option was not permitted to be lower than the closing price of the shares of the Company at the time of grant less a maximum 25% discount. Under the terms of the Plan, the option will terminate 90 days after the optionee ceases to be a director, senior officer or employee of the Company, except by reason of the death of the optionee, in which case the optionee's personal representative may exercise the options by the earlier of one year following the date of death or the expiry date of the stock option.

EXERCISE OF STOCK OPTIONS/AGGREGATE YEAR END VALUE

The following table sets forth details of the financial year end value of unexercised stock options on an aggregate basis to the President and Chief Executive Officer. No stock options were exercised during the financial year ended November 30, 2002.

Aggregated Option/SAR Exercises During the Financial Year Ended November 30, 2002 And Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the Money-Options at FY-End ($) Exercisable/Unexercisable
RAYMOND A. HRKAC	N/A	N/A	400,000 (Exercisable) [1]	N/A[5]
President and Chief	N/A	N/A	200,000 (Exercisable) [2]	N/A[5]
Executive Officer	N/A	N/A	300,000 (Exercisable) [3]	N/A[5]
	N/A	N/A	100,000 (Exercisable) [4]	N/A[5]

Notes:

(1) Stock option granted on March 5, 1999 to purchase 425,000 shares at $0.50 per share exercisable until March 5, 2004. Effective February 24, 2000 the number of shares under this stock option was reduced voluntarily by Mr. Hrkac to 400,000. In addition the exercise price was reduced from $0.50 to $0.30 per share because of market conditions.

(2) Stock option granted on June 29, 2000 to purchase 200,000 shares at $0.25 per share exercisable until June 29, 2005.

(3) Stock option granted on March 1, 2001 to purchase 300,000 shares at $0.30 per share exercisable until March 1, 2006.

(4) Stock option granted on July 18, 2002 to purchase 100,000 Common shares at $0.20 per share exercisable until July 18, 2007.

(5) Based on the closing price of $0.17 for the shares of the Company on the TSX Venture Exchange Inc. on November 29, 2002 (being the last trade in the financial year ended November 30, 2002), the stock options were not in-the-money and the net aggregate value was a loss of $52,000, $16,000, $39,000 and $3,000 respectively, being the difference between the exercise price of the stock options and the closing market price of the Company's shares on November 29, 2002.

PENSION ARRANGEMENTS

The Company and its subsidiaries do not have any pension arrangements in place for the President and Chief Executive Officer.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

By an agreement dated March 17, 1998, the Company engaged Raymond A. Hrkac, the President and Chief Executive Officer of the Company, for a period of 24 months commencing March 1, 1998 to provide geological consulting services to the Company and its U.S. subsidiary. Under the agreement, Mr. Hrkac was to be paid a monthly fee of $6,250 for services 14 days per month and additional services are provided at a per diem rate of $400. This arrangement was continued by an agreement not reduced to writing for the period March to December, 2000.

By a Service Agreement dated March 1, 2001, the Company engaged Mr. Hrkac for a period of two years from January 1, 2001 to December 31, 2002 for his services as President and Chief Executive Officer and as a geologist to provide supervisory geological services to the Company. Under the Service Agreement, Mr. Hrkac is to be paid a monthly fee of $10,000 on the basis that he will receive a minimum payment of $4,000 per month with the balance being paid provided that the Company's working capital on hand at the end of the month is at least $400,000. Geological services that qualify as Canadian exploration expense will be paid at a per diem rate of $400. The combined minimum monthly payment and the payments made on a per diem basis shall not, in the aggregate, exceed $10,000 per month. Any deficiency will be treated as a debt owing by the Company to Mr. Hrkac payable from time to time as long as those payments do not reduce working capital of the Company to less than $400,000. In addition, under the Service Agreement, the Company and Mr. Hrkac acknowledged that Mr. Hrkac is owed $66,000 for back pay from the period March to December, 2000. The back pay of $66,000 was paid to Mr. Hrkac in the financial year ended November 30, 2002. The Service Agreement is subject to acceptance for filing by the TSX Venture Exchange Inc. During the financial years ended November 30, 2001 and 2002, Mr. Hrkac billed the Company at the minimum monthly rate plus the $400 per diem rate for geological services. Included in accounts payable as at November 30, 2002 are $16,000 owed for 2001 and $48,000 owed for 2002 to Mr. Hrkac. If the Company receives acceptance of the Service Agreement from the TSX Venture Exchange Inc., the Company would owe Mr. Hrkac an additional $110,000 for his services during 2001 and 2002.

The criteria used to determine the amount payable to the President and Chief Executive Officer of the Company was based on industry standards and the Company's financial circumstances and was accepted by the Board of Directors based on recommendations of the Compensation Committee.

COMPENSATION OF DIRECTORS

The Company agreed to pay the sum of $30,000 to Chillchur Management Ltd. for the services of Mr. J. Haig deB Farris during the financial year ended November 30, 2000, once the Company has working capital on hand in excess of $1,000,000. This amount remains unpaid and is not included in the Company's accounts payable as at November 30, 2002 because the Company cannot determine at this time when it will have working capital in excess of $1,000,000. Chillchur Management Ltd. is wholly owned by Mr. J. Haig deB. Farris, a director of the Company and he provided

various services to the Company in relation to corporate finance and strategic planning matters during the financial year ended November 30, 2000.

Other than as set forth above, the Company has no pension plan or arrangement for cash compensation or non-cash compensation to directors of the Company, other than the President and Chief Executive Officer (the "Other Directors"), except stock options. The following table sets forth particulars of stock options granted by the Company to the Other Directors during the financial year ended November 30, 2002:

Name of Director	Date of Grant[(1)]	Number of Shares	Exercise Price	Expiry Date
WILLIAM WOLODARSKY	July 18, 2002	25,000	$0.20	July 18, 2007
J. HAIG DEB. FARRIS	July 18, 2002	65,000	$0.20	July 18, 2007
NICK DEMARE	July 18, 2002	25,000	$0.20	July 18, 2007
WILLIAM MEYER	July 18, 2002	25,000	$0.20	July 18, 2007
JOHN S. AUSTON	July 18, 2002	25,000	$0.20	July 18, 2007

Note:

(1) These stock options were granted under the Plan and the exercise price was not lower than the closing price of the Company's shares at the time of grant. The terms of the Plan provide that the options will terminate 90 days after the optionee ceases to be a director of the Company, except by reason of his death, in which case his personal representative may exercise the options within one year following the date of death or the expiry date, whichever occurs first.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director or senior officer of the Company, or associate or affiliate of any such director or senior officer, is or has been indebted to the Company since the beginning of the last completed financial year of the Company.

CORPORATE GOVERNANCE

The policies of the TSX Venture Exchange encourage companies who are listed as Tier 2 Issuers to make annual disclosure relating to their corporate governance processes and practices using as a general reference, the Corporate Governance Disclosure Guidelines contained in Part 4 of the TSX Toronto Stock Exchange Company Manual (the "Guidelines").

The following table reviews the Company's approach to corporate governance with reference to the specifically enumerated Guidelines.

Guidelines	The Company's Approach
1. The board should explicitly assume responsibility for stewardship of the company and, as part of the overall stewardship, assume responsibility for: **(a)** adoption of a strategic planning process **(b)** identification of principal risks and implementation of appropriate systems to manage those risks	The board of directors (the "Board") is responsible for supervising the management of the Company's business and the conduct of the Company's affairs generally. The Board actively participates in strategic planning and is responsible for reviewing and approving the Company's operating plans. The Board also takes responsibility for identifying the principal risks of the Company's business and for ensuring these risks are effectively monitored and mitigated to the extent reasonably practicable. Appropriate succession planning, including the recruitment, training, supervision, compensation and performance assessment of the Company's senior management personnel also falls within the ambit of

Guidelines	The Company's Approach
	the Board's responsibilities.
(c) succession planning, including appointing, training and monitoring management (d) a communications policy (e) the integrity of internal control and management information systems	In keeping with its overall responsibility for the stewardship of the Company, the Board is responsible for the integrity of the Company's internal control and management information systems and for the Company's policies respecting corporate disclosure and communications.
2. The board should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the company.	Six of the Company's seven incumbent directors are unrelated for the purposes of the Guidelines.
3. The board is required to disclose on an annual basis whether the board has a majority of unrelated directors and the analysis of the application of the principles supporting this conclusion.	The Board consists of a majority of unrelated directors for the purposes of the Guidelines. Of the seven individuals on the Board, the only related director is Raymond A. Hrkac, who is President and Chief Executive Officer ("CEO") of the Company. Each of the remaining six directors is free of any interest (other than shareholding), business or other relationship which could, or could reasonably be perceived to, materially interfere with his ability to act with a view to the best interests of the Company.
4. The board should appoint a committee, the majority of whom are unrelated directors, with responsibility for proposing new nominees to the board and assessing directors.	The current size of the Board is such that the entire Board takes responsibility for selecting new directors. Given that the Board consists of a majority of unrelated directors and has only one director who is a member of management, the Company's view is that it complies with the spirit, if not the letter, of this Guideline.
5. Every board should implement a process for assessing the effectiveness of the board as a whole, the board's committees and individual directors.	The Board does not, at present, have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors but will consider implementing one in the future should circumstances warrant. Based on the Company's size, its stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process of the nature recommended by the Guideline to be inappropriate at this time. The Board plans to continue evaluating its own effectiveness on an ad hoc basis.
6. Every company should provide an orientation and education program for new recruits to the board.	New directors are provided with an information package about the Company and are briefed on strategic plans, short, medium and long term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing Company policies.
7. Every board should examine its size and, where appropriate, undertake a program to reduce the number of directors.	The Company maintained the size of the Board at six directors during the 2002 financial year and added an additional director in February, 2003. The Board considers its current size appropriate for effective decision making.
8. The board should review the compensation of directors to ensure it adequately reflects the responsibilities and risks involved in	The quantity and quality of Board compensation is reviewed on an annual basis. At present, the Board is satisfied that the current Board compensation arrangements adequately reflect the responsibilities and

Guidelines	The Company's Approach
being an effective director.	risks involved in being an effective director of the Company.
9. Committees of the board should generally be composed of outside directors, a majority of whom are unrelated directors.	Committees of the Board consist of an Audit Committee and a Compensation Committee. The relatively small size of the Board can make it impractical to assign only outside directors to each existing committee. The Audit Committee consists exclusively of unrelated, outside directors. The role of the Audit Committee is to oversee the Company's financial reporting obligations, systems and disclosure and to act as a liaison between the Board and the Company's auditors. The activities of the Audit Committee typically include reviewing annual financial statements, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders, reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Company's auditors. The Compensation Committee consists of exclusively unrelated directors. The role of the Compensation Committee is primarily to administer the Company's Stock Option Plan and to determine the remuneration of executive officers.
10. Every board should expressly assume responsibility for, or assign to a committee, the general responsibility for, developing the company's approach to governance issues.	The full Board assumes responsibility for developing and implementing the Company's approach to governance issues.
11. The board, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.	The Board and the President and CEO have not, to date, developed formal, documented position descriptions for the Board and the President and CEO defining the limits of management's responsibilities. The Board is currently of the view that the respective corporate governance roles of the Board and management, as represented by the President and CEO, are clear and that the limits to management's responsibility and authority are reasonably well defined. The Board is specifically responsible for approving long-term strategic plans and annual operating plans recommended by management. Board consideration and approval is also required for all material contracts and business transactions and all debt and equity financing proposals. The Board is also responsible for senior executive recruitment and compensation. The Board delegates to management, through the President and CEO, responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company's business in the ordinary course, managing the Company's cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.
12. Every board should have in place appropriate structures and procedures to	The Board did not have a position of Non-Executive Chairman during the 2002 financial year. The Board appointed a Non-Executive

Guidelines	The Company's Approach
ensure that the board can function independently of management.	Chairman on February 6, 2003 who is an unrelated outside director. The Board does not, and does not consider it necessary to, have any formal structures or procedures in place to ensure that the Board can function independently of management. The Board believes that its current composition, in which only one director of seven is a member of management, is sufficient to ensure that the Board can function independently of management.
13. The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined.	All members of the Audit Committee are unrelated, outside directors. The role of the Audit Committee is described in Item 9 above.
14. The board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the Company.	Each member of the Board understands that he is entitled to seek the advice of an independent expert if he reasonably considers it warranted under the circumstances.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Management Information Circular and in the Company's Management Information Circular dated April 9, 2002, no insider, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction since December 1, 2000, which has materially affected or would materially affect the Company or any of its subsidiaries, except as follows:

Private Placement – May, June and July, 2002

On May 31, June 24 and July 11, 2002, the Company issued by way of private placement in three tranches a total of 6,475,000 units at a price of $0.125 per unit to raise gross proceeds of $809,375. Each unit consists of one Common share and one warrant with one warrant entitling the holder to purchase one Common share for a term of two years from the closing date at a price of $0.20 per share. In addition, the Company also issued a total of 983,333 flow-through common shares at a price of $0.15 per flow-through share. Of the subscribers, three were insiders of the Company or their associates at that time as follows:

Name of Subscriber	Relationship	Number of Units
William Wolodarsky	Director	100,000 units
Fractal Capital Corp.	Associate of J. Haig deB. Farris, Director	80,000 units
Chillchur Management Ltd.	Associate of J. Haig deB. Farris, Director	80,000 units

PRIVATE PLACEMENT – SEPTEMBER, 2002 AND FEBRUARY, 2003

On September 16, 2002 and February 4, 2003, the Company issued by way of private placement in two tranches a total of 6,500,000 Common shares at a price of $0.20 per share to Soroof International. As a result of this private placement, and including securities previously owned, Soroof International, of Al Jaffali Tower, 5th Floor, Daman Khobar, Hwy., CR, 2051022491, Kingdom of Saudi Arabia, became an insider of the Company by virtue of owning in excess of 10% of the issued capital of the Company upon closing of the final tranche of the private placement.

Soroof International also participated in the July 11, 2002 tranche of the private placement described above as to 1,200,000 units.

APPOINTMENT OF AUDITORS

The management of the Company will recommend to the Meeting to appoint Ellis Foster as auditors of the Company and to authorize the directors to fix their remuneration. Ellis Foster was first appointed auditors of the Company on November 20, 2000.

OTHER BUSINESS

Management of the Company knows of no matter to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Management Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Management Information Circular to vote the same in accordance with their best judgment of such matters.

DIRECTORS' APPROVAL

The contents of this Management Information Circular and its distribution to the members of the Company have been approved by the Board of Directors of the Company.

DATED at Vancouver, British Columbia, this 5th day of April, 2003.

BY ORDER OF THE BOARD

"Raymond A. Hrkac"

Raymond A. Hrkac,
President and Chief Executive Officer

PROXY SOLICITED BY MANAGEMENT OF THE COMPANY

Type of Meeting: Annual
Name of Company: GGL DIAMOND CORP. (the "Company")
Meeting Date and Time: Friday, May 23, 2003 – 10:30 a.m. (local time)
Meeting Location: Gazebo II Room, Pan Pacific Hotel, 999 Canada Place, Vancouver, B.C.
(the "Meeting")

The undersigned member of the Company hereby appoints Raymond A. Hrkac, President, or, failing him, J. Haig deB. Farris, Director, or, in place of both of the foregoing, ____________________(print name), as proxyholder for and on behalf of the undersigned, to attend, vote and act for and in the name of the undersigned member at the Meeting and at every adjournment thereof. Unless otherwise expressly stated herein by the undersigned, receipt of this proxy, duly executed and dated, revokes any former proxy given to attend and vote at the Meeting and any adjournment thereof.

UNLESS THE UNDERSIGNED DIRECTS OTHERWISE, THE NOMINEE IS HEREBY INSTRUCTED TO VOTE THE COMMON SHARES OF THE COMPANY HELD BY THE UNDERSIGNED AS SPECIFIED HEREIN.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR OR AGAINST OR WITHHELD IN RESPECT OF THE MATTERS LISTED IN ACCORDANCE WITH THE CHOICE, IF ANY, INDICATED IN THE SPACE PROVIDED ON ANY POLL THAT MAY BE CALLED FOR. IF NO CHOICE IS INDICATED, THE PROXY WILL BE VOTED FOR SUCH MATTER.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Management Information Circular)

Resolution	FOR	AGAINST
1. To authorize the Directors to fix the Auditors' remuneration.	______	______
2. To determine the number of directors at seven.	______	______

Resolution	FOR	WITHHOLD
3. To appoint Ellis Foster, Chartered Accountants as the Auditors of the Company.	______	______
4. To elect Raymond A. Hrkac as a Director.	______	______
5. To elect William Wolodarsky as a Director.	______	______
6. To elect Nick DeMare as a Director.	______	______
7. To elect J. Haig deB. Farris as a Director.	______	______
8. To elect William Meyer as a Director.	______	______
9. To elect John S. Auston as a Director.	______	______
10. To elect R. Timothe Huot as a Director.	______	______

IF ANY AMENDMENTS OR VARIATIONS ARE TO BE VOTED ON, OR ANY FURTHER MATTERS COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED ACCORDING TO THE BEST JUDGMENT OF THE PERSON VOTING THE PROXY. THIS FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTICE OF MEETING AND INFORMATION CIRCULAR.

The undersigned member hereby revokes any proxy previously given to attend and vote at the meeting.

SIGN HERE: ______________________________
Print Name: ______________________________
Date: ______________________________
THIS PROXY IS NOT VALID UNLESS IT IS SIGNED AND DATED.
SEE INFORMATION ON REVERSE.



INFORMATION REGARDING PROXY:

1. This proxy form is not valid unless it is signed and dated. To be valid, this proxy form DULY EXECUTED AND DATED must be submitted to the offices of the Company's transfer agent, Computershare Trust Company of Canada not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting or an adjourned meeting. The mailing address of Computershare Trust Company of Canada is 100 University Avenue, 9th Floor, Toronto. Ontario M5J 2Y1 and its fax number is 1-866-249-7775.

2. **YOU HAVE THE RIGHT TO APPOINT A PERSON TO REPRESENT YOU AT THE MEETING OTHER THAN THE PERSONS DESIGNATED** IN THE FORM OF PROXY. IF YOU WISH TO EXECUTE THIS RIGHT, INSERT THE NAME OF YOUR NOMINEE IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE IN THE FORM OF PROXY AND STRIKE OUT THE TWO PRINTED NAMES.

3. Please date and sign exactly as the shares are registered and return promptly. If this proxy is not dated in the space provided, authority is hereby given by the member for the proxyholder to date this proxy seven calendar days after the date it was mailed to you by the Company or Computershare Trust Company of Canada *or its agents.*

4. If the shareholder is a corporation, its name must be completed in the signature section of the proxy and the proxy must be signed by a duly authorized officer or attorney of the corporation and either the corporate seal of the corporation affixed or the title of the duly authorized officer completed.

5. In the case of shares registered in the name of two or more persons (including legal representatives), the vote of the senior who exercises a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint registered holders. For this purpose, seniority is determined by the order in which names stand in the register of members.

6. The directors of the Company have determined by regulation that proxies may be sent to Computershare Trust Company of Canada by mail, delivery or facsimile or any method of transmitting legibly recorded messages so as to arrive before the times specified in Note 1 above.

7. If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the meeting. Please contact your broker or the Company if you have questions. Also see "Advice to Beneficial Holders of Common Shares" in the Management Information Circular accompanying this Proxy.

Exemption No. 82-1209

BC FORM 45-902F (Formerly Form 20)

Securities Act

Report Of Exempt Distribution

1. State the full name, address and telephone number of the issuer of the security distributed.

GGL DIAMOND CORP.
Name of issuer
904 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2
Address
604-688-0546
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The issuer is a reporting issuer in British Columbia and Alberta.

3. State whether the issuer is listed on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

The issuer is listed on the TSX Venture Exchange.

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

Stock options to purchase up to an aggregate of 745,000 common shares (the "Options") in the capital stock of the Issuer. The Options are exercisable until February 6, 2008, at a price of $0.25 per share.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.

Full name of Purchaser and municipality and jurisdiction of residence	Number of Securities Purchased	Date of Distribution	Price Per security/total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
Mike McClelland Yellowknife, NWT	Option to purchase 25,000 shares	Feb. 6, 2003	Not Applicable	BCI 72-503	None

Full name of Purchaser and municipality and jurisdiction of residence	Number of Securities Purchased	Date of Distribution	Price Per security/total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
Tom Lisle North Vancouver, B.C.	Option to purchase 25,000 shares	Feb. 6, 2003	Not Applicable	S. 74(2)(9)	None
Ken Frew Yellowknife, NWT	Option to purchase 25,000 shares	Feb. 6, 2003	Not Applicable	BCI 72-503	None
John Knight Smithers, BC	Option to purchase 25,000 shares	Feb. 6, 2003	Not Applicable	S..74(2)(9)	None
Linda Knight Port Coquitlam, BC	Option to purchase 25,000 shares	Feb. 6, 2003	Not Applicable	S. 74(2)(9)	None
Felix Kaminsky West Vancouver, BC	Option to purchase 25,000 shares	Feb. 6, 2003	Not Applicable	S. 74(2)(9)	None
Norman Leach Vancouver, BC	Option to purchase 25,000 shares	Feb. 6, 2003	Not Applicable	S. 74(2)(9)	None
CAH Consulting Ltd. Vancouver, BC	Option to purchase 35,000 shares	Feb. 6, 2003	Not Applicable	S. 74(2)(9)	None
Jurgen T. Lau West Vancouver, BC	Option to purchase 100,000 shares	Feb. 6, 2003	Not Applicable	S. 74(2)(9)	None
Raymond A. Hrkac Coquitlam, BC	Option to purchase 125,000 shares	Feb. 6, 2003	Not Applicable	S. 74(2)(9)	None
J. Haig Farris Bowen Island, BC	Option to purchase 100,000 shares	Feb. 6, 2003	Not Applicable	S. 74(2)(9)	None
Chillchur Management Ltd.	Option to purchase 50,000 shares	Feb. 6, 2003	Not Applicable	S. 74(2)(9)	None

Full name of Purchaser and municipality and jurisdiction of residence	Number of Securities Purchased	Date of Distribution	Price Per security/total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
John S. Auston West Vancouver, BC	Option to purchase 50,000 shares	Feb. 6, 2003	Not Applicable	S. 74(2)(9)	None
William Meyer Coquitlam, BC	Option to purchase 25,000 shares	Feb. 6, 2003	Not Applicable	S. 74(2)(9)	None
William Wolodarsky Calgary, Alberta	Option to purchase 25,000 shares	Feb. 6, 2003	Not Applicable	BCI 72-503	None
Nick DeMare Burnaby, BC	Option to purchase 25,000 shares	Feb. 6, 2003	Not Applicable	S. 74(2)(9)	None
Chase Management Ltd. Burnaby, BC	Option to purchase 10,000 shares	Feb. 6, 2003	Not Applicable	S. 74(2)(9)	None
Timothé Huot Longueuil, PQ	Option to purchase 25,000 shares	Feb. 6, 2003	Not Applicable	BCI 72-503	None

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
See Schedule A			

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

Nil

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated	Compensation paid (number and type of security and/or cash amount (Canadian $)	Price Per Share (Canadian $)

N/A

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, British Columbia this 11th day of March, 2003.

GGL DIAMOND CORP.
Name of issuer *(please print)*


Signature of authorized signatory

Raymond A. Hrkac, President
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the *Securities Regulation*, R.B.C. Reg. 196/97, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice - Collection and use of personal information
The personal information required under this form is collected on behalf of an used by the British Columbia Securities Commission for the purposes of administration and enforcement of the Securities Act. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the Securities Act. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C., V7L 1L2. Telephone 604-899-6854. Toll free in British Columbia and Alberta 1-800-373-6393.

SCHEDULE TO
BC FORM 45-902F
OF
GGL DIAMOND CORP.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
Mike McClelland 6005 Finlayson Drive North Yellowknife, NWT X1A 3L1	Tel: (867) 873-3025 E-mail: mike.ggl@theedge.ca	Option to purchase 25,000 common shares	BCI 72-503
Tom Lisle 145 West Rock Land Road, North Vancouver, BC V7N 2V8	Tel: (604) 987-0821 E-mail: N/A	Option to purchase 25,000 common shares	74(2)(9) of the British Columbia *Securities Act*
Ken Frew 3514 Raccine Drive Yellowknife, NWT X1A 3J2	Tel: (867) 873-3025 E-mail: N/A	Option to purchase 25,000 common shares	BCI 72-503
John Knight 710 Glacier Gulch Road RR #1, Site 29, Comp. 10 Smithers, BC V0J 2N0	Tel: (604) 847-1925 E-mail: N/A	Option to purchase 25,000 common shares	74(2)(9) of the British Columbia *Securities Act*
Linda Knight 2355 Kensington Crescent Port Coquitlam, BC V3C 5N3	Tel: (604) 688-0546 E-mail: accounts.ggl@telus.net	Option to purchase 25,000 common shares	74(2)(9) of the British Columbia *Securities Act*
Felix Kaminsky 2446 Shadbolt Lane West Vancouver, BC V7S 3J1	Tel: (604) 925-8755 E-mail: N/A	Option to purchase 25,000 common shares	74(2)(9) of the British Columbia *Securities Act*
Norman Leach Apt.1502 – 1790 Bayshore Drive, Vancouver, BC V6G 3G5	Tel: (604) 733-3836 E-mail: nleach@direct.ca	Option to purchase 25,000 common shares	74(2)(9) of the British Columbia *Securities Act*
CAH Consulting Ltd. 2828 W. 3rd Avenue Vancouver, BC V5M 1H6	Tel: (604) 738-4251 E-mail: chris.ggl@theedge.ca	Option to purchase 35,000 common shares	74(2)(9) of the British Columbia *Securities Act*
Jurgen T. Lau 5315 Aspen Drive West Vancouver, BC V7W 3C8	Tel: (604) 922-1308 E-mail: Not Available	Option to purchase 100,000 common shares	74(2)(9) of the British Columbia *Securities Act*
Raymond Andrew Hrkac #44 – 2351 Parkway Boulevard Coquitlam, BC V3E 3P2	Tel: (604) 688-0546 E-mail: ray.ggl@telus.net	Option to purchase 125,000 common shares	74(2)(9) of the British Columbia *Securities Act*

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
J. Haig Farris P.O. Box 63 1299 Fairweather Road Bowen Island, BC V0N 1G0	Tel: (604) 669-7473 E-mail: hfarris@fractalcapital.com	Option to purchase 100,000 common shares	74(2)(9) of the British Columbia *Securities Act*
Chillchur Management Ltd. #904–675 West Hastings Street Vancouver, BC V6B 1N2	Tel: (604) 669-7473 E-mail: hfarris@fractalcapital.com	Option to purchase 50,000 common shares	74(2)(9) of the British Columbia *Securities Act*
John S. Auston #2 – 5402 West Vista Court West Vancouver, BC V7W 3H3	Tel: (604) 922-1937 E-mail: jauston@axionet.com	Option to purchase 50,000 common shares	74(2)(9) of the British Columbia *Securities Act*
William Meyer 728 Guiltner Street Coquitlam, BC V3J 4M5	Tel: (604) 688-8002 E-mail: N/A	Option to purchase 25,000 common shares	74(2)(9) of the British Columbia *Securities Act*
William Wolodarsky 3048 – 3rd Street, S.W. Calgary, Alberta T2S 1V1	Tel: (403) 287-9542 E-mail: N/A	Option to purchase 25,000 common shares	BCI 72-503
Nick DeMare 4338 Frances Street Burnaby, BC V5C 2R3	Tel: (604) 685-9316 E-mail: ndemare@chasemgt.com	Option to purchase 25,000 common shares	74(2)(9) of the British Columbia *Securities Act*
Chase Management Ltd. 4338 Frances Street Burnaby, BC V5C 2R3	Tel: (604) 685-9316 E-mail: ndemare@chasemgt.com	Option to purchase 10,000 common shares	74(2)(9) of the British Columbia *Securities Act*
Timothé Huot 616 Robitaille Longueuil, Quebec J4P 1C3	Tel: (514) 397-4113 E-mail: thuot@mccarthy.ca	Option to purchase 25,000 common shares	74(2)(9) of the British Columbia *Securities Act*

Exemption No. 82-120

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

Complete 1. or 2.

1. GGL Diamond Corp. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on February 6, 2003 of options to purchase up to an aggregate of 720,000 common shares of GGL Diamond Corp. at a price of $0.25 per share exercisable until February 6, 2008, GGL Diamond Corp. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. Not applicable.

DATED at Vancouver, British Columbia this 11th day of March, 2003.

GGL Diamond Corp.

By: 
President

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

Exemption No. 82-1209


TSX venture
EXCHANGE
TSX

FORM 4G

SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: GGL Diamond Corp. (the "Issuer").

Month in which stock options have been granted or amended: February, 2003.

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

New Options Granted:

Name of Optionee	Date of news release disclosing grant (if applicable)	Position of Optionee (Director/ Officer/Employee/ Consultant	Date of Grant	No. of Optioned Shares	Exercise Price	Expiry Date
Mike McClelland	None	Employee	Feb. 6/03	25,000	$0.25	Feb. 6/08
Thomas Lisle	None	Employee	Feb. 6/03	25,000	$0.25	Feb. 6/08
Ken Frew	None	Employee	Feb. 6/03	25,000	$0.25	Feb. 6/08
John Knight	None	Employee	Feb. 6/03	25,000	$0.25	Feb. 6/08
Linda Knight	None	Employee	Feb. 6/03	25,000	$0.25	Feb. 6/08
Felix Kaminsky	None	Consultant	Feb. 6/03	25,000	$0.25	Feb. 6/08
Norman Leach	None	Employee/Officer	Feb. 6/03	25,000	$0.25	Feb. 6/08
CAH Consulting Ltd.	None	Wholly owned by Chris Hrkac, Employee	Feb. 6/03	35,000	$0.25	Feb. 6/08
Jurgen Lau	None	Employee	Feb. 6/03	100,000	$0.25	Feb. 6/08

Raymond Hrkac	None	Director	Feb. 6/03	125,000	$0.25	Feb. 6/08
J. Haig Farris	None	Director	Feb. 6/03	100,000	$0.25	Feb. 6/08
Chillchur Management Ltd.	None	wholly owned by J. Haig Farris, Director	Feb. 6/03	50,000	$0.25	Feb. 6/08
John S. Auston	None	Director	Feb. 6/03	50,000	$0.25	Feb. 6/08
William Meyer	None	Director	Feb. 6/03	25,000	$0.25	Feb. 6/08
William Wolodarsky	None	Director	Feb. 6/03	25,000	$0.25	Feb. 6/08
Nick DeMare	None	Director	Feb. 6/03	25,000	$0.25	Feb. 6/08
Chase Management Ltd.	None	wholly owned by Nick DeMare, Director	Feb. 6/03	10,000	$0.25	Feb. 6/08
Timothé Huot	None	Director	Feb. 6/03	25,000	$0.25	Feb. 6/08

Total number of optioned shares proposed for acceptance: 745,000 .

- Date shareholder approval was obtained for the Stock Option Plan: May 25, 2001.

- Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan: 1,811,535 .

Amended Options:

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date
Not Applicable				

- If amendments are proposed to directors or officers options, disclose the date shareholder approval was obtained for the amendment: N/A.

DECLARATION

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer is not an Inactive Company as defined in *Policy 2.6 –Inactive Issuers and Reactivation.*

3. The Filing is either in all respects in accordance with Exchange *Policy 4.4 – Incentive Stock Options*, in effect as of the date of this Declaration, or any deviations are indicated herein.

4. As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

Dated February 27, 2003.

Raymond A. Hrkac
Name of Director or Senior Officer

"Raymond A. Hrkac"
Signature

President
Official Capacity